ELIEM THERAPEUTICS, INC.

23515 NE Novelty Hill Road, Suite B221 #125

Redmond, WA 98053

August 4, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Sasha Parikh

Vanessa Robertson

Dillon Hagius

Jeffrey Gabor

RE:	Eliem Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-257980

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eliem Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on August 5, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Alan Hambelton of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Alan Hambelton of Cooley LLP, counsel to the Registrant, at (206) 452-8756.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

ELIEM THERAPEUTICS, INC.

By:	/s/ Robert Azelby
Name: Robert Azelby
Title: Chief Executive Officer

cc:	Erin Lavelle, Executive Vice President, Chief Operating Officer and Chief Financial Officer, Eliem Therapeutics, Inc.

James B. Bucher, Executive Vice President and General Counsel, Eliem Therapeutics, Inc.

Brian Cuneo, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]